NO ACT

DC
DE
10-7-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
OCT 08 2009
Washington, DC 20549

October 8, 2009

Act: 1933
Section: 3(a)(2)
Rule:
Public
Availability: 10/8/2009

[redacted]

09012392

Mail Stop 4546

National Credit Union Administration
1775 Duke Street
Alexandria, Virginia 22314-3428
Attention: Robert M. Fenner, General Counsel

Re: Temporary Corporate Credit Union Liquidity Guarantee Program of the National Credit Union Administration Incoming Letter dated October 7, 2009

Dear Mr. Fenner:

Based on the facts and representations in your letter regarding the terms of the TCCULG Program adopted by the NCUA's Board of Directors on October 16, 2008, as amended on May 21, 2009, June 18, 2009, July 16, 2009 and September 24, 2009, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The TCCULG Program provides that the NCUA will fully and unconditionally guarantee TCCULG Program Debt on the terms and conditions set forth in the TCCULG Program. The Division concurs that such TCCULG Program Debt that is fully and unconditionally guaranteed by the NCUA under the TCCULG Program will be considered guaranteed by an instrumentality of the United States for purposes of Section 3(a)(2) of the Securities Act of 1933.

This position is based on the facts and representations in your letter. Any different facts, representations or conditions might require the division to reach a different conclusion.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

National Credit Union Administration

Securities Act of 1933,
Section 3(a)(2)

October 7, 2009

Mr. Thomas Kim
Associate Director, Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Temporary Corporate Credit Union Liquidity Guarantee Program of the National Credit Union Administration

Dear Mr. Kim:

The National Credit Union Administration (the "NCUA") respectfully submits this request for confirmation from the Securities and Exchange Commission (the "SEC") of the NCUA's interpretation of Section 3(a)(2) ("Section 3(a)(2)") of the Securities Act of 1933, as amended (the "Act"), as it relates to the exempt status of TCCULG Program Debt (as defined herein) to be issued by corporate credit unions voluntarily participating in the NCUA's Temporary Corporate Credit Union Liquidity Guarantee Program (the "TCCULG Program"), the timely payment of the principal of and interest on which would be fully and unconditionally guaranteed by the NCUA (the "NCUA Guarantee"). The term TCCULG Program Debt means debt which meets the following requirements: (i) the debt must be unsecured, unsubordinated and noncontingent obligations issued by a corporate credit union participating in the TCCULG Program, with a specified and fixed principal amount to be paid on a date certain, (ii) the debt must be issued on or after October 16, 2008 and on or before June 30, 2010, (iii) the debt must have a maturity on or prior to June 30, 2017, (iv) the debt must exclude derivatives, guarantees and other contingent liabilities, and (v) the debt must be evidenced by a written agreement which cannot contain any provision that would result in the automatic acceleration of the debt covered by the NCUA Guarantee upon a default by the issuer at any time during which payments are being made by the NCUA pursuant to the TCCULG Program.

A corporate credit union must voluntarily elect to participate in the TCCULG Program, the TCCULG Program Debt must qualify for coverage under the terms and conditions of the TCCULG Program, and the holders of the TCCULG Program Debt issued under the TCCULG Program must obtain and record a confirmation from the issuing corporate credit union that such credit union intends that the particular debt to be guaranteed by the NCUA under the TCCULG Program. It is the view of the NCUA that any TCCULG Program Debt that is fully and unconditionally guaranteed by the NCUA under the TCCULG Program would be a security exempt from registration under Section 3(a)(2).

1775 Duke Street - Alexandria, VA 22314-3428 - 703-518-6300

Section 3(a)(2) generally provides for the exemption of certain securities from the registration requirements of the Act. In relevant part, Section 3(a)(2) provides that "exempted securities" shall include "any security issued or guaranteed by the United States . . . or by any person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States." The NCUA, which was created by an act of the Congress of the United States and is controlled by a Board of Directors whose members are appointed by the President and confirmed by the Senate, is an instrumentality of the Government of the United States for purposes of Section 3(a)(2). See 12 U.S.C. § 1752a.

The NCUA Board, which is authorized by statute to administer the NCUA, initially approved the TCCULG Program on October 16, 2008 to address liquidity issues in the corporate credit union system. See 73 FR 68450 (November 18, 2008). The NCUA Board subsequently amended and extended the TCCULG Program on May 21, 2009 (see 74 FR 25777 (May 29, 2009)), and further amended the program on June 18, 2009, July 16, 2009 (see 74 FR 36271 (July 22, 2009)) and September 24, 2009. The TCCULG Program was also designed to ensure the confidence of holders of unsecured debt obligations issued by participating corporate credit unions. Concurrently, the TCCULG Program was aimed at facilitating the competitive equality of corporate credit unions in the unsecured debt market with banks that enjoy the guarantee by the Federal Deposit Insurance Corporation (the "FDIC") of their debt obligations under the FDIC's Temporary Liquidity Guarantee Program. The NCUA Guarantee is similar to the full and unconditional guarantee by the FDIC of debt obligations issued under its program, as described in its letter to the SEC dated February 24, 2008, which resulted in the issuance of an interpretive letter from the SEC, dated the same date, like that being requested here. Based on discussions with leading credit rating agencies with regard to payment procedures needed to assure the receipt of a AAA rating, the NCUA has followed guidance issued by the FDIC in designing those procedures under the TCCULG Program with respect to guarantee payments for TCCULG Program Debt. Accordingly, the NCUA will provide payment of such guaranteed amounts for claims made in accordance with the TCCULG Program (i) with respect to an event of payment default which has no grace period or cure period, within five business days after such payment default, and (ii) with respect to an event of payment default which has a grace period or similar cure period, on the business day on which the cure period expires.

Even though the TCCULG Program has been in place since October 2008, the only issuances of TCCULG Program Debt that have occurred to date under it have been made to other credit unions.[1] One of the corporate credit unions is planning to make an offering of TCCULG Program Debt which will be the first offering to members of the public under the TCCULG Program. Accordingly, the reason we are requesting this interpretative letter at this time is to assure public purchasers of such TCCULG Program Debt that such securities are exempt from registration under Section 3(a)(2) and are therefore freely tradeable. We

[1] The TCCULG Program and NCUA Guarantee also applied to certain short-term fed fund borrowings by participating corporate credit unions, which primarily involved financial institution counter-parties.

anticipate that other corporate credit unions will be issuing TCCULG Program Debt to the public following this initial offering so that your interpretative letter will be timely and relevant to those public investors as well.

Each corporate credit union electing to participate in the TCCULG Program will be required to enter into a specified form of agreement with the NCUA in order for the TCCULG Program Debt of the entity to be guaranteed under the TCCULG Program (the "TCCULG Program Agreement"). The TCCULG Program Agreement provides for certain procedural matters with respect to the NCUA Guarantee, including, among other things, (i) an obligation that the issuer of the guaranteed debt reimburse the NCUA for any guarantee payments made under the TCCULG Program and (ii) certain ongoing notice and reporting requirements, including a requirement that the issuer of the guaranteed debt timely notify the NCUA of a payment default under such debt. In general, the NCUA will make guarantee payments in accordance with the procedural requirements set forth in the TCCULG Program upon timely demand from the duly authorized representative for the guaranteed debt holders, or if there is no such representative, upon timely demand from the individual debt holders. However, the TCCULG Program Agreement provides that even in cases where there is an authorized representative, individual debt holders who opt out from such representation may make timely demand for payment directly to the NCUA.

The TCCULG Program Agreement also includes provisions for the subrogation of the NCUA to all rights of the holder of the debt against the issuer to the extent of guarantee payments made to the holder under the TCCULG Program and a requirement that the holders of the debt (or their designated representative) execute an assignment to the NCUA of rights to receive payments from the issuer under the debt instrument to the extent of the guarantee payments made under the TCCULG Program. The failure of the issuer to comply with any of the obligations imposed on it under the TCCULG Program Agreement will not affect the NCUA's full and unconditional guarantee of all TCCULG Program Debt that is then issued and outstanding. However, such failure could result in the NCUA making a determination that the issuer should no longer be permitted to participate in the TCCULG Program. The termination of the issuer's participation in the TCCULG Program would solely have prospective effect and would in no way affect the guarantee of TCCULG Program Debt issued prior to such termination.

An issuer cannot identify debt as NCUA-guaranteed if, without the prior approval of the NCUA, the proceeds from the issuance of such debt are used to prepay existing debt that is not NCUA-guaranteed or if the proceeds are used to extend credit to an affiliate, insider or insider of an affiliate of the issuer. The total amount that will be guaranteed by the NCUA under the TCCULG Program is limited to the amount specifically established by the NCUA for each participating corporate credit union. If a particular issuer issues obligations in excess of its specific guarantee limit, uses the proceeds to prepay existing debt that is not NCUA-guaranteed (without the prior approval of the NCUA) or the TCCULG Program Debt does not otherwise meet the requirements of the TCCULG Program Agreement, the NCUA Guarantee will remain effective, but the annualized assessment fees that the NCUA charges the issuer for all of its guaranteed debt will double and the issuer may be subject to enforcement action by the NCUA Board.

The TCCULG Program Agreement provides that liabilities under the NCUA Guarantee will be paid, to the extent necessary, from the following sources in the following order: (i) fees assessed to all participating corporate credit unions for participation in the TCCULG Program; (ii) funds that are lawfully available from the Temporary Corporate Credit Union Stabilization Fund (the "TCCUSF"); and (iii) funds that are lawfully available from the National Credit Union Share Insurance Fund (the "NCUSIF"). The TCCULG Program Agreement further provides that the TCCULG Program guarantees represent obligations of the United States Government and are backed by the full faith and credit of the United States Government. The NCUA, which administers the TCCUSF and NCUSIF, is an independent agency in the executive branch of the United States Government. Accordingly, I have issued a legal opinion that the NCUA Guarantee is backed by the full faith and credit of the United States, which would be available to satisfy any liabilities remaining under the NCUA Guarantee in the event that the funds available from the sources referenced in clauses (i), (ii) or (iii) above were insufficient to do so.

Based on the foregoing, we hereby respectfully request your confirmation of our understanding that, for purposes of Section 3(a)(2), TCCULG Program Debt of participants in the TCCULG Program, to the extent payment of principal of, and interest on, such TCCULG Program Debt is fully and unconditionally guaranteed by the NCUA through its scheduled maturity, will be considered guaranteed by an instrumentality of the United States Government for purposes of Section 3(a)(2).

If you have any questions as to any of the foregoing, please contact me at (703)518-6540. Thank you.

Very truly yours,

By: ______________________
Robert M. Fenner
General Counsel

cc: John A. Granda
Stinson Morrison Hecker LLP

Richard A. Drucker
Davis Polk & Wardwell LLP